Exhibit 99.23

UNDERTAKING

TO:	The Securities Regulatory Authorities in each Province and Territory of Canada (other than Québec)

RE:	Undertaking pursuant to the final prospectus of Bespoke Capital Acquisition Corp. dated August 8, 2019 (the “Prospectus”)

The undersigned refers to the filing of the above Prospectus and hereby undertakes to file with the Securities Regulatory Authorities via SEDAR the Relinquishment Agreement, the Exchange Agreement and Undertaking, the Make Whole Agreement and Undertaking, the Escrow Agreement and the Warrant Agreement as listed in the Prospectus under the heading “Material Contracts” promptly upon the documents becoming effective and in any event no later than seven days after execution of such documents.

[Signature Page Follows]

DATED this 8th day of August, 2019.

BESPOKE CAPITAL ACQUISITION CORP.

By:	(Signed) “Peter Caldini”
Name:	Peter Caldini
Title:	Chief Executive Officer

[OSC Undertaking re Material Contracts]